# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hamilton Beach Brands Holding Company, CIK 0001709164
CUSIP: 40701T203
Title of class of securities: Class B Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4421 WATERFRONT DRIVE, GLEN ALLEN, Virginia (VA), 23060
Date of event which requires filing of this statement: 06/12/2025
Filed by CIK 0000904532
Persons authorized to receive notices and communications: Alfred M. Rankin, Jr., 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio (OH), 44124-4017, (440) 449-9600

## Reporting persons
- Alfred M. Rankin, Jr. (CIK 0000904532): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 14,160; shared voting power 2,817,962; sole dispositive power 14,160; shared dispositive power 2,817,962; aggregate amount beneficially owned 2,832,122 (78.7% of the class)
- Victoire G. Rankin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 14,160; sole dispositive power 0; shared dispositive power 2,832,122; aggregate amount beneficially owned 2,832,122 (78.7% of the class)
- Helen R. Butler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,800; sole dispositive power 0; shared dispositive power 2,820,762; aggregate amount beneficially owned 2,820,762 (78.4% of the class)
- John C. Butler, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,800; shared voting power 0; sole dispositive power 2,800; shared dispositive power 2,817,962; aggregate amount beneficially owned 2,820,762 (78.4% of the class)
- Clara T. Rankin Williams: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 2,817,962; aggregate amount beneficially owned 2,817,962 (78.4% of the class)
- David B. Williams: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 2,817,962; aggregate amount beneficially owned 2,817,962 (78.4% of the class)
- Thomas T. Rankin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 155,778; shared voting power 2,817,962; sole dispositive power 155,778; shared dispositive power 2,817,962; aggregate amount beneficially owned 2,973,740 (82.7% of the class)
- Corbin K. Rankin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 155,778; sole dispositive power 0; shared dispositive power 2,973,740; aggregate amount beneficially owned 2,973,740 (82.7% of the class)
- Matthew M. Rankin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 2,817,962; aggregate amount beneficially owned 2,817,962 (78.4% of the class)
- Elizabeth B. Rankin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 2,817,962; aggregate amount beneficially owned 2,817,962 (78.4% of the class)
- James T. Rankin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 2,817,962; aggregate amount beneficially owned 2,817,962 (78.4% of the class)
- Lynne Turman Rankin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 2,817,962; aggregate amount beneficially owned 2,817,962 (78.4% of the class)
- Thomas Parker Rankin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 2,817,962; aggregate amount beneficially owned 2,817,962 (78.4% of the class)
- Claiborne R. Rankin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 122,893; shared voting power 2,817,962; sole dispositive power 122,893; shared dispositive power 2,817,962; aggregate amount beneficially owned 2,940,855 (81.8% of the class)
- Chloe O. Rankin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 122,893; sole dispositive power 0; shared dispositive power 2,940,855; aggregate amount beneficially owned 2,940,855 (81.8% of the class)
- Chloe R. Seelbach: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 2,817,962; aggregate amount beneficially owned 2,817,962 (78.4% of the class)
- Scott Seelbach: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 2,817,962; aggregate amount beneficially owned 2,817,962 (78.4% of the class)
- Claiborne R. Rankin, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 2,817,962; aggregate amount beneficially owned 2,817,962 (78.4% of the class)
- Julia L. Rankin Kuipers: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 2,817,962; aggregate amount beneficially owned 2,817,962 (78.4% of the class)
- Roger F. Rankin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 248,079; shared voting power 2,817,962; sole dispositive power 248,079; shared dispositive power 2,817,962; aggregate amount beneficially owned 3,066,041 (85.3% of the class)
- Alison A. Rankin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 248,079; sole dispositive power 0; shared dispositive power 3,066,041; aggregate amount beneficially owned 3,066,041 (85.3% of the class)
- Rankin Associates HBB, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,817,962 (78.4% of the class)
- Rankin Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,817,962; shared voting power 0; sole dispositive power 15,800; shared dispositive power 2,802,162; aggregate amount beneficially owned 2,817,962 (78.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, par value $0.01 per share
Name of issuer: Hamilton Beach Brands Holding Company
Address of issuer's principal executive offices: 4421 WATERFRONT DRIVE, GLEN ALLEN, Virginia (VA), 23060
Comment: This Amendment No. 11 to Schedule 13D (this "Amendment No. 11") is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock, par value $0.01 per share ("Class B Common"), of Hamilton Beach Brands Holding Company (the "Company") held by certain signatories to the Stockholders' Agreement, dated as of September 29, 2017, as amended February 24, 2020, as further amended December 21, 2020 and as further amended February 11, 2022, among the stockholders party thereto and the Issuer, that appeared in the Schedule 13D filed by the Reporting Persons on October 6, 2017 (the "Initial Filing"), as amended on February 14, 2018 ("Amendment No. 1"), as amended on February 14, 2019 ("Amendment No. 2"), as amended on February 13, 2020 ("Amendment No. 3"), as amended on February 12, 2021 ("Amendment No. 4"), as amended on February 11, 2022 ("Amendment No. 5"), as amended on June 6, 2022 ("Amendment No. 6"), as amended on February 10, 2023 ("Amendment No. 7"), as amended on August 14, 2023 ("Amendment No. 8"), as amended on March 13, 2024 ("Amendment No. 9") and as amended on December 10, 2024 ("Amendment No. 10", and, collectively, the "Filings"). This Amendment No. 11 reflects the beneficial ownership of shares of Class B Common by the Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

## Item 2. Identity and Background
Name of person filing:
The statements under the heading Thomas Parker Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Mr. Rankin's resident address is 666 Greenwich Street, Apt 901, New York NY 10014. He is a director at Altamar Capital Partners.

The statements under the heading Chloe R. Seelbach, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Ms. Seelbach's resident address is 3755 Som Center Road, Moreland Hills, OH 44022. She is not employed.

The statements under the heading Scott Seelbach, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Mr. Seelbach's resident address is 3755 Som Center Road, Moreland Hills, OH 44022. He is a private equity principal.

The statements under the heading Clara L. T. Rankin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Martha S. Kelly, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Susan Sichel, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Jennifer T. Jerome, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Caroline T. Ruschell, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading David F. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Beatrice B. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Theodore D. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Britton T. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Frank F. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Trust created under the Agreement, dated October 15, 1975, between National City Bank, as trustee, and Theodore D. Taplin, for the benefit of Theodore D. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Trust created under the Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading National City Bank as agent under the Agreement, dated July 16, 1969, with Margaret E. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Trust created under the Agreement, dated July 24, 1998, as amended, between Frank F. Taplin, as trustee, and Frank F. Taplin, for the benefit of Frank F. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Taplin Annuity Trust #1 of Beatrice B. Taplin dated June 18, 2011, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Beatrice B. Taplin Trust/Custody dtd December 12, 2001, Beatrice B. Taplin, as Trustee, for the benefit of Beatrice B. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Ngaio T. Lowry Trust, dated February 26, 1998, Caroline T. Ruschell, Trustee, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Caroline T. Ruschell Trust Agreement dated December 8, 2005, Caroline T. Ruschell as Trustee, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 and as amended, Beatrice Taplin, Trustee, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 amended, per IRC 1015(A) Dual Basis Sub-Account, Beatrice Taplin, Trustee, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading DiAhn Taplin, which appear in the Filings, are hereby deleted in their entirety.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) - (b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 3,361,672 shares of Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the Stockholders' Agreement, representing 93.5% of the outstanding Class B Common as of June 12, 2025.

The statements under the heading Alfred M. Rankin, Jr., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 14,160 shares of Class B Common. Mr. Rankin as trustee and beneficiary of certain trusts, shares the power to vote the 2,817,962 shares of Class B Common held by Rankin HBB with the other stockholders of RMI, as general partner of Rankin HBB, and shares the power to dispose of the 2,817,962 shares of Class B Common held by Rankin HBB with the other individuals and entities holding limited partnership interests in Rankin HBB. Collectively, the 2,832,122 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 78.7% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading Victoire G. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Victoire G. Rankin. Ms. Rankin is deemed to share the power to dispose of 2,817,962 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Ms. Rankin is deemed to share with her spouse (Alfred M. Rankin, Jr.) the power to vote and dispose of 14,160 shares of Class B Common owned by her spouse. Collectively, the 2,832,122 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 78.7% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading Helen R. Butler, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Helen R. Butler. Ms. Butler shares the power to dispose of 2,817,962 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Ms. Butler is deemed to share with her spouse (John C. Butler, Jr.) the power to vote and dispose of 2,800 shares of Class B Common held by her spouse. Collectively, the 2,820,762 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 78.4% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading John C. Butler, Jr., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

John C. Butler, Jr. Mr. Butler has the sole power to vote and dispose of 2,800 shares of Class B Common. Mr. Butler shares the power to dispose of 2,817,962 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,820,762 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 78.4% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading Clara T. Rankin Williams, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams shares the power to dispose of 2,817,962 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,817,962 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 78.4% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading David B. Williams, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

David B. Williams. Mr. Williams shares the power to dispose of 2,817,962 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,817,962 shares of Class B Common beneficially owned by Mr. Williams constitute approximately 78.4% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading Thomas T. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Thomas T. Rankin. Mr. Rankin has the sole power to vote and dispose of 155,778 shares of Class B Common. Mr. Rankin as trustee and beneficiary of certain trusts, shares the power to vote the 2,817,962 shares of Class B Common held by Rankin HBB with the other stockholders of RMI, as general partner of Rankin HBB and shares the power to dispose of the 2,817,962 shares of Class B Common held by Rankin HBB with the other partners. Collectively, the 2,973,740 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 82.7% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading Corbin K. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Corbin K. Rankin. Ms. Rankin shares the power to dispose of 2,817,962 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Ms. Rankin is deemed to share with her spouse (Thomas T. Rankin) the power to vote and dispose of 155,778 shares of Class B Common owned by her spouse. Collectively, the 2,973,740 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 82.7% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading Matthew M. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Matthew M. Rankin. Mr. Rankin shares the power to dispose of 2,817,962 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,817,962 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 78.4% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading Elizabeth B. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Elizabeth B. Rankin. Ms. Rankin shares the power to dispose of 2,817,962 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,817,962 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 78.4% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading James T. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

James T. Rankin. Mr. Rankin is deemed the power to dispose of 2,817,962 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,817,962 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 78.4% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading Lynne T. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Lynne T. Rankin. Ms. Rankin shares the power to dispose of 2,817,962 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,817,962 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 78.4% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading Thomas Parker Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Thomas Parker Rankin. Mr. Rankin shares the power to dispose of 2,817,962 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,817,962 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 78.4% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading Claiborne R. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 122,893 shares of Class B Common. Mr. Rankin as trustee and beneficiary of certain trusts, shares the power to vote the 2,817,962 shares of Class B Common held by Rankin HBB with the other stockholders of RMI, as general partner of Rankin HBB, and shares the power to dispose of the 2,817,962 shares of Class B Common held by Rankin HBB with the other partners. Collectively, the 2,940,855 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 81.8% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading Chloe O. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Chloe O. Rankin. Ms. Rankin shares the power to dispose of 2,817,962 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Ms. Rankin is deemed to share with her spouse (Claiborne R. Rankin) the power to vote and dispose of 122,893 shares of Class B Common owned by her spouse. Collectively, the 2,940,855 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 81.8% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading Chloe R. Seelbach, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Chloe R. Seelbach. Ms. Seelbach shares the power to dispose of 2,817,962 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,817,962 shares of Class B Common beneficially owned by Ms. Seelbach constitute approximately 78.4% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading Scott Seelbach, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Scott Seelbach. Mr. Seelbach shares the power to dispose of 2,817,962 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,817,962 shares of Class B Common beneficially owned by Mr. Seelbach constitute approximately 78.4% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading Claiborne R. Rankin, Jr., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Claiborne R. Rankin, Jr. Mr. Rankin shares the power to dispose of 2,817,962 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,817,962 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 78.4% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading Julia L. Rankin Kuipers, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Julia L. Rankin Kuipers. Ms. Kuipers shares the power to dispose of 2,817,962 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,817,962 shares of Class B Common beneficially owned by Ms. Kuipers constitute approximately 78.4% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading Roger F. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Roger F. Rankin. Mr. Rankin has the sole power to vote and dispose of 248,079 shares of Class B Common. Mr. Rankin as trustee and beneficiary of certain trusts, shares the power to vote the 2,817,962 shares of Class B Common held by Rankin HBB with the other stockholders of RMI, as general partner of Rankin HBB, and shares the power to dispose of the 2,817,962 shares of Class B Common held by Rankin HBB with the other partners. Collectively, the 3,066,041 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 85.3% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading Alison A. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alison A. Rankin. Ms. Rankin shares the power to dispose of 2,817,962 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Ms. Rankin is deemed to share with her spouse (Roger F. Rankin) the power to vote and dispose of 248,079 shares of Class B Common owned by her spouse. Collectively, the 3,066,041 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 85.3% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading Rankin Associates HBB, L.P., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Rankin Associates HBB, L.P. Rankin HBB is made up of the entities and trusts holding limited partnership interests in Rankin HBB and RMI, the general partner of Rankin HBB. Rankin HBB may be deemed to be a "group" as defined under the Act and therefore may be deemed as a group to beneficially own 2,817,962 shares of Class B Common held by Rankin HBB. Although Rankin HBB holds the 2,817,962 shares of Class B Common, it does not have any power to vote or dispose of such shares of Class B Common. RMI has the sole power to vote such shares and shares the power to dispose of such shares with the other entities holding limited partnership interests in Rankin HBB. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. Collectively, the 2,817,962 shares of Class B Common beneficially owned Rankin HBB constitute approximately 78.4% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading Rankin Management, Inc., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Rankin Management, Inc. RMI has the sole power to vote 2,817,962 shares of Class B Common held by Rankin HBB, has the sole power to dispose of 15,800 shares of Class B Common held by Rankin HBB and shares the power to dispose of 2,802,162 shares of Class B Common held by Rankin HBB. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. Collectively, the 2,817,962 shares of Class B Common beneficially owned by RMI constitute approximately 78.4% of the Class B Common outstanding as of June 12, 2025.

The statements under the heading Clara L. T. Rankin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Martha S. Kelly, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Susan Sichel, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Jennifer T. Jerome, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Caroline T. Ruschell, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading David F. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Beatrice B. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Theodore D. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Britton T. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Frank F. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Trust created under the Agreement, dated October 15, 1975, between National City Bank, as trustee, and Theodore D. Taplin, for the benefit of Theodore D. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Trust created under the Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading National City Bank as agent under the Agreement, dated July 16, 1969, with Margaret E. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Trust created under the Agreement, dated July 24, 1998, as amended, between Frank F. Taplin, as trustee, and Frank F. Taplin, for the benefit of Frank F. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Taplin Annuity Trust #1 of Beatrice B. Taplin dated June 18, 2011, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading The Beatrice B. Taplin Trust/Custody dtd December 12, 2001, Beatrice B. Taplin, as Trustee, for the benefit of Beatrice B. Taplin, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Ngaio T. Lowry Trust, dated February 26, 1998, Caroline T. Ruschell, Trustee, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Caroline T. Ruschell Trust Agreement dated December 8, 2005, Caroline T. Ruschell as Trustee, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 and as amended, Beatrice Taplin, Trustee, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 amended, per IRC 1015(A) Dual Basis Sub-Account, Beatrice Taplin, Trustee, which appear in the Filings, are hereby deleted in their entirety.

The statements under the heading DiAhn Taplin, which appear in the Filings, are hereby deleted in their entirety.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided with respect to the Rankin HBB Partnership Agreement under the heading Rankin Associates HBB, L.P., which appears in the Filings, is hereby amended by inserting at the end thereof the following:

Rankin Associates HBB, L.P.

Effective June 12, 2025, the Rankin HBB Partnership Agreement was amended to reflect an additional capital contribution to Rankin HBB by one of the Reporting Persons. A copy of the Second Amendment to the Limited Partnership Agreement of Rankin Associates HBB, L.P. is attached hereto as Exhibit 30 and is incorporated herein in its entirety.

The information provided with respect to the Stockholders' Agreement is hereby amended by inserting at the end thereof the following:

Stockholders' Agreement

Effective June 12, 2025, the Issuer and each of the Participating Stockholders executed and delivered an Amendment to the Stockholders' Agreement amending the Stockholders' Agreement to remove certain Participating Stockholders under the Stockholders' Agreement. A copy of the Amendment to the Stockholders' Agreement is attached hereto as Exhibit 31 and is incorporated herein in its entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 30: Second Amendment to Limited Partnership Agreement of Rankin Associates HBB, L.P., dated as of June 12, 2025.

Exhibit 31: Amendment to Stockholders' Agreement, dated as of June 12, 2025, by and between the Depository, the Company and the Participating Stockholders.

## Signatures
- Alfred M. Rankin, Jr.: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr. (1) (06/13/2025)
- Victoire G. Rankin: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., Attorney-in-Fact for Victoire G. Rankin* (06/13/2025)
- Helen R. Butler: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., Attorney-in-Fact for Helen R. Butler* (06/13/2025)
- John C. Butler, Jr.: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., Attorney-in-Fact for John C. Butler, Jr.* (06/13/2025)
- Clara T. Rankin Williams: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., Attorney-in-Fact for Clara T. Rankin Williams* (06/13/2025)
- David B. Williams: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., Attorney-in-Fact for David B. Williams* (06/13/2025)
- Thomas T. Rankin: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., Attorney-in-Fact for Thomas T. Rankin* (06/13/2025)
- Corbin K. Rankin: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., Attorney-in-Fact for Corbin K. Rankin* (06/13/2025)
- Matthew M. Rankin: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., Attorney-in-Fact for Matthew M. Rankin* (06/13/2025)
- Elizabeth B. Rankin: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., Attorney-in-Fact for Elizabeth B. Rankin* (06/13/2025)
- James T. Rankin: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., Attorney-in-Fact for James T. Rankin* (06/13/2025)
- Lynne Turman Rankin: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., Attorney-in-Fact for Lynne T. Rankin* (06/13/2025)
- Thomas Parker Rankin: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., Attorney-in-Fact for Thomas P. Rankin* (06/13/2025)
- Claiborne R. Rankin: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., Attorney-in-Fact for Claiborne R. Rankin* (06/13/2025)
- Chloe O. Rankin: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., Attorney-in-Fact for Chloe O. Rankin* (06/13/2025)
- Chloe R. Seelbach: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., Attorney-in-Fact for Chloe R. Seelbach* (06/13/2025)
- Scott Seelbach: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., Attorney-in-Fact for Scott W. Seelbach* (06/13/2025)
- Claiborne R. Rankin, Jr.: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., Attorney-in-Fact for Claiborne R. Rankin, Jr.* (06/13/2025)
- Julia L. Rankin Kuipers: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., Attorney-in-Fact for Julia L. Rankin Kuipers* (06/13/2025)
- Roger F. Rankin: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., Attorney-in-Fact for Roger F. Rankin* (06/13/2025)
- Alison A. Rankin: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., Attorney-in-Fact for Alison A. Rankin* (06/13/2025)
- Rankin Associates HBB, L.P.: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., As President of Rankin Management, Inc., General Partner***** (06/13/2025)
- Rankin Management, Inc.: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., President* (06/13/2025)
Comment: (1) On behalf of himself and as: Attorney-in-Fact for Bruce T. Rankin*; Attorney-in-Fact for Rankin Associates I, L.P.*; Attorney-in-Fact for The Trust created under the Agreement, dated December 28, 1976, between National City Bank, as trustee, and Clara L.T. Rankin, for the benefit of grandchildren*; Attorney-in-Fact for The Trust created under the Agreement, dated July 20, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. Rankin, for the benefit of Clara T. Rankin*; Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., for the benefit of Alfred M. Rankin, Jr.*; Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr. as trustee, and Victoire G. Rankin, for the benefit of Victoire G. Rankin*; Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1967, as supplemented, amended and restated, between Thomas T. Rankin, as trustee, and Thomas T. Rankin, creating a trust for the benefit of Thomas T. Rankin*; Attorney-in-Fact for The Trust created under the Agreement, dated June 22, 1971, as supplemented, amended and restated, between Claiborne R. Rankin, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Claiborne R. Rankin*; Attorney-in-Fact for The Trust created under the Agreement, dated September 11, 1973, as supplemented, amended and restated, between Roger F. Rankin, as trustee, and Roger F. Rankin, creating a trust for the benefit of Roger F. Rankin*; Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, between Alfred M. Rankin, Jr., as trustee, and Bruce T. Rankin, for the benefit of Bruce T. Rankin*; Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. (Rankin) Williams for the benefit of Clara T. (Rankin) Williams*; Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Helen P. (Rankin) Butler for the benefit of Helen P. (Rankin) Butler*; Attorney-in-Fact for Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*; Attorney-in-Fact for Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*; Attorney-in-Fact for Rankin Associates II, L.P.*; Attorney-in-Fact for Clara Rankin Butler*; Attorney-in-Fact for Griffin B. Butler*; Attorney-in-Fact for The Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000*; Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin*; Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin*; Attorney-in-Fact for Alison A. Rankin as Trustee of the Alison A. Rankin Revocable Trust, dated September 11, 2000*; Attorney-in-Fact for The Trust created under the Agreement, dated December 20, 1993 for the benefit of Matthew M. Rankin*; Attorney-in-Fact for Margo Jamison Victoire Williams (by Clara Rankin Williams as Custodian)*; Attorney-in-Fact for Trust created under the Agreement, dated June 1, 1995, between Chloe O. Rankin, as Trustee, and Chloe O. Rankin, for the benefit of Chloe O. Rankin*; Attorney-in-Fact for Trust created by the Agreement, dated June 17, 1999, between John C. Butler, Jr., as trustee, and John C. Butler, Jr., creating a trust for the benefit of John C. Butler, Jr.*; Attorney-in-Fact for Clara Rankin Butler 2002 Trust, dated November 5, 2002*; Attorney-in-Fact for Griffin Bedwell Butler 2002 Trust, dated November 5, 2002*; Attorney-in-Fact for Margo Jamison Victoire Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Margo Jamison Victoire Williams*; Attorney-in-Fact for Helen Charles Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Helen Charles Williams*; Attorney-in-Fact for Helen Charles Williams (by David B.H. Williams as Custodian of Helen Charles Williams)*; Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004 for the benefit of Julia L. Rankin*; Attorney-in-Fact for Taplin Elizabeth Seelbach (by Scott Seelbach as Custodian under the Ohio Transfers to Minors Act)*; Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Taplin Elizabeth Seelbach*; Attorney-in-Fact for Rankin Associates IV, L.P.*; Attorney-in-Fact for Trust created by the Agreement, dated May 10, 2007, between Mathew M. Rankin, as Grantor, and Mathew M. Rankin and James T. Rankin, as co-trustees, for the benefit of Mary Marshall Rankin*; Attorney-in-Fact for Trust created by Agreement, dated May 10, 2007, between Mathew M. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of William Alexander Rankin*; Attorney-in-Fact for Trust created by the Agreement dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Isabelle Scott Seelbach*; Attorney-in-Fact for Jacob A. Kuipers*; Attorney-in-Fact for 2012 Chloe O. Rankin Trust*; Attorney-in-Fact for 2012 Corbin K. Rankin Trust*; Attorney-in-Fact for 2012 Alison A. Rankin Trust*; Attorney-in-Fact for 2012 Helen R. Butler Trust*; Attorney-in-Fact for 2012 Clara R. Williams Trust*; Attorney-in-Fact for The David B.H. Williams Trust, David B.H. Trustee u/a/d October 14, 2009*; Attorney-in-Fact for Mary Marshall Rankin (by Matthew M. Rankin, as Custodian)*; Attorney-in-Fact for William Alexander Rankin (by Matthew M. Rankin, as Custodian)*; Attorney-in-Fact for Margaret Pollard Rankin (by James T. Rankin, as Custodian)*; Attorney-in-Fact for Trust created by the Agreement, dated April 10, 2009, between Chloe R. Seelbach, as trustee, creating a trust for the benefit of Chloe R. Seelbach*; Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Thomas Wilson Seelbach*; Attorney-in-Fact for Isabelle Seelbach (by Chloe R. Seelbach, as Custodian)*; Attorney-in-Fact for Elisabeth M. Rankin* Attorney-in-Fact for A. Farnham Rankin*; Attorney-in-Fact for Alfred M. Rankin Jr.-Roth IRA-Brokerage Account #******; Attorney-in-Fact for John C. Butler, Jr.-Roth IRA-Brokerage Account #******; Attorney-in-Fact for BTR 2012 GST for Helen R. Butler*; Attorney-in-Fact for BTR 2012 GST for Clara R. Williams*; Attorney-in-Fact for BTR 2012 GST for James T. Rankin*; Attorney-in-Fact for BTR 2012 GST for Matthew M. Rankin*; Attorney-in-Fact for BTR 2012 GST for Thomas P. Rankin*; Attorney-in-Fact for BTR 2012 GST for Chloe R. Seelbach*; Attorney-in-Fact for BTR 2012 GST for Claiborne R. Rankin, Jr.*; Attorney-in-Fact for BTR 2012 GST for Julia R. Kuipers*; Attorney-in-Fact for BTR 2012 GST for Anne F. Rankin*; Attorney-in-Fact for BTR 2012 GST for Elisabeth M. Rankin*; Attorney-in-Fact for The Anne F. Rankin Trust dated August 15, 2012*; Attorney-in-Fact for Trust created by the Agreement, dated August 20, 2009 between James T. Rankin, as Trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin*; Attorney-in-Fact for Thomas P.K. Rankin, Trustee of the trust created by agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P.K. Rankin, as trustee, and Thomas P.K. Rankin, creating a trust for the benefit of Thomas P.K. Rankin*; Attorney-in-Fact for Claiborne R. Rankin Trust for children of Julia R. Kuipers dated December 27, 2013 under Custody Agreement dated December 27, 2013 fbo Evelyn R. Kuipers*; Attorney-in-Fact for 2016 Anne F. Rankin Trust*; Attorney-in-Fact for 2016 Elisabeth M. Rankin Trust*; Attorney-in-Fact for AMR Associates, LP*; Attorney-in-Fact for Claiborne R. Rankin Trust for Children of Claiborne R. Rankin, Jr. dtd 08/26/2016 FBO Claiborne Read Rankin III*; Attorney-in-Fact for Claiborne R. Rankin Trust for Children of Julia R. Kuipers dtd 12/27/2013 FBO Matilda Alan Kuipers*; Attorney-in-Fact for Claiborne Read Rankin III (by Claiborne R. Rankin, Jr., as Custodian)*; Attorney-in-Fact for Matilda Alan Kuipers (by Julia R. Kuipers, as Custodian)*; Attorney-in-Fact for Vested Trust for James T. Rankin, Jr. U/A/D/ December 4, 2015*; Attorney-in-Fact for Vested Trust for Margaret Pollard Rankin U/A/D/ December 4, 2015*; Attorney-in-Fact for Evelyn R. Kuipers (by Julia R. Kuipers, as Custodian)*; Attorney-in-Fact for James T. Rankin, Jr. (by James T. Rankin, as Custodian)*; Attorney-in-Fact for Thomas Wilson Seelbach (by Chloe R. Seelbach, as Custodian)*; Attorney-in-Fact for Trust created under the Agreement, dated January 11, 1965, as supplemented, amended, and restated, between PNC Bank, as Co-Trustee, and Alfred M. Rankin, Jr., as Co-Trustee, for the benefit of the grandchildren.*; Attorney-in-Fact for Rankin Associates V, L.P.*; Attorney-in-Fact for Rankin Associates VI, L.P.*; Attorney-in-Fact for Elisabeth Marshall Rankin Main Trust u/a/d December 30, 2015, as amended**; Attorney-in-Fact for Paige J. Rankin (by Claiborne R. Rankin, Jr., as Custodian)**; Attorney-in-Fact for Trust FBO Paige J. Rankin U/T/A Vested Trusts for Children of Claiborne R. Rankin, Jr. dated August 26, 2016**; Attorney-in-Fact for BTR 2020 GST Trust for Helen R. Butler***; Attorney-in-Fact for BTR 2020 GST Trust for Clara R. Williams***; Attorney-in-Fact for BTR 2020 GST Trust for Matthew M. Rankin***; Attorney-in-Fact for BTR 2020 GST Trust for James T. Rankin***; Attorney-in-Fact for BTR 2020 GST Trust for Thomas P.K. Rankin***; Attorney-in-Fact for BTR 2020 GST Trust for Chloe R. Seelbach***; Attorney-in-Fact for BTR 2020 GST Trust for Claiborne R. Rankin, Jr.***; Attorney-in-Fact for BTR 2020 GST Trust for Julia R. Kuipers***; Attorney-in-Fact for BTR 2020 GST Trust for Anne F. Rankin***; Attorney-in-Fact for BTR 2020 GST Trust for Elisabeth M. Rankin***; Attorney-in-Fact for CRW 2020 GST Trust for Margo J.V. Williams***; Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams***; Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler***; Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler***; Attorney-in-Fact for JCB 2020 GST Trust for Clara R. Butler***; Attorney-in-Fact for JCB 2020 GST Trust for Griffin B. Butler***; Attorney-in-Fact for Corbin K. Rankin Main Trust u/a/d November 30, 2015, as amended****; Attorney-in-Fact for Elizabeth B. Rankin Main Trust u/a/d November 10, 2015, as amended****; Attorney-in-Fact for Lynne T. Rankin Main Trust u/a/d December 4, 2015, as amended****; Attorney-in-Fact for Scott W. Seelbach Main Trust u/a/d December 22, 2015****. * The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 13. ** The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 18. *** The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 19. **** The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 21. ***** The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 26.